Consolidation Services, Inc.
2300 West Sahara Drive
Las Vegas, NV89102

May 27, 2011

United States
Securities and Exchange Commission
Donna DiSilvio
Office of Chief Accountant
100 F. St. NE
Washington, D.C.20549

Re:	Consolidation Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 31, 2010
Form 10-Q for the Quarter ended June 30, 2010
Filed August 16, 2010
File No. 333-142105

Dear Ms. DiSilvio:

Note-8 Acquisition, Page 13

1.
We note your response to comment one of our letter dated February 23, 2011.  Please address your request to substitute statements of revenue and expense for financial statements required pursuant to Rule 3-05 of Regulation S-X to the Office of the Chief Accountant of the Division of Corporation Finance.  For additional guidance please refer to the SEC website at http//www.Sec.gov/divisions/corpfin/cfconcise.sht.ml#email.  Your request should include an overview of the nature of the company’s business and detailed information regarding the specific facts and circumstances giving rise to your request.

RESPONSE

Please see attached letter to Jonathan Duersch at the Office of Chief Accountant and the related attachments.  (See exhibit A)

2.
We note you have reevaluated your valuation of the assets acquired which has resulted in a substantial change to the purchase price allocation from the amounts originally reported beyond the one year measurement period from the date of acquisition on April 1, 2010.  In this regard, it is not apparent from your disclosures in your Forms 10Q for the periods ended June 30, 2010 and September 30, 2010 that the purchase allocation was still preliminary and subject to change.  See FASB ASC 805-10-25-14 and 805-10-50-6.  Further, we note the purchase price disclosed begin with your Form 8-K filed April 7, 2010 has ranged from $7,421,910 to $23,913,231 and now is $15,267,205 based on a revised method for determining the fair value of the securities issued.  Please tell us what consideration was given to amending your prior periodic reports to provide disclosure of your revision in the purchase price, purchase price allocation, recognition of goodwill and impairment as well as the change in method for determine fair value of the equity interested issued.

RESPONSE

The original valuation filed in July 2010 with the amended 8-K was based on estimates and was treated as an asset purchase and not a business combination.  Later we reevaluated our position based on more recent interpretations of the accounting rules related to the purchase of assets of oil and gas wells from an asset purchase to a business combination.

Historically, the SEC had discouraged the recognition of goodwill in a business combination until fairly recently when the SEC re-interpreted the rules regarding goodwill in an acquisition of oil and gas properties as follows (source: CCH Accounting Research Manager, Interpretations and Examples\32. Overviews of Industry Accounting Issues, Oil and Gas Industry: U.S. Accounting and Financial Reporting, I. Upstream Industry Issues, Business Combinations):

The SEC staff has consistently taken the position that goodwill should not be recorded in the acquisition of an oil and gas exploration and production company.However, the SEC staff said they will consider permitting a portion of the purchase price to be allocated to goodwill in those unusual and limited situations where the acquiring company can demonstrate that the total purchase price exceeds the total value of all assets based on specific facts and circumstances. The total value of the assets would have to include value for both proven and potential reserves and there would need to be identifiable facts and circumstances indicating something other than reserves had been acquired. The staff emphasized that registrants should consult with the SEC staff before allocating a portion of the purchase price to goodwill.

However, in February 2005, the SEC staff issued “Sample Letter Sent to Participants in the Oil and Gas Industry.” The letter states:

Pursuant to FASB Statement No. 141, Business Combinations (SFAS 141, and its predecessor, APB Opinion No. 16 (APB 16)), goodwill may be recognized in connection with the acquisition of oil and gas exploration and production properties that constitute a business. [Editor’s Note: The SEC has not updated its literature for the FASB Codification.]

In that letter, the SEC staff notes that only the fair value allocated to oil and gas properties in a business combination should be included in the costs assigned to the full-cost pool. Any goodwill that arises from the acquisition of oil and gas properties that constitute a business is recognized following the guidance in Statement 141 [Topic 805,Business Combinations ], and Statement 142 [Topic 350, Intangibles - Goodwill and Other ], but is accounted for outside the full-cost rules.

After considering the issuance and content of the February 2005 letter, it appears that the SEC will accept the recording of goodwill in the acquisition of oil and gas properties that constitute a business if the acquirer has considered and complied with the criteria in Statement 141 [Topic 805]. The specific facts and circumstances should be considered.

The Company originally valued the acquisition at approximately $15 million in its April 2010 original 8K filing.  However, The Company later received an initial (preliminary/provisional) valuation as of the acquisition date from an outside third party reserve engineer and appraiser totaling $7.4 million which we disclosed in the amended 8K that was filed in July 2010.  The initial aggregate valuation of the support equipment appraisal and the valuation of the reserves in that reserve report was the best estimate of the value of the assets at that time and due to the fact that we originally treated the assets as an asset purchase rather than a business combination the consideration (common stock) exchanged for the oil and gas properties and related support equipment was valued using the valuation of the initial reserve report and independent appraisal.

After informal discussions with members of the SEC OCA, oil and gas accountants from PWC and others and attendance at the joint SEC and AICPA oil and gas seminar in November 2010 (Denver Colorado) which included a session that specifically addressed the issues relevant to the acquisition of oil and gas properties, business combinations and the reflection of goodwill in an acquisition, we revaluated our accounting and disclosure for the transaction.  Further, we received an updated reserve report which incorporated more in-depth data and historical experience which provided us with a much better estimate of the acquisition date fair value.

Additionally, the final valuation of the consideration (common stock issued) for the acquisition was not materially different in our final analysis as reported in our December 31, 10-K from our original valuation of $15 millions originally disclosed in our 8-K filed on April 7, 2010 and the 8-K/A filed on July 20, 2010.In the 8-K/A filed on July 20, 2010 the quoted market price of the consideration of $23 million was considered by the Company to be an informative disclosure item only as at that time the acquisition was treated as an asset acquisition as noted above and both the consideration (common stock exchanged) and assets were valued using the initial reserve report and appraisal of the equipment.

In accordance with 805-10-25-13.A: The Measurement Period

“Topic 805 provides for a period of time (i.e., the measurement period) to adjust provisional amounts recognized at the acquisition date in the consideration allocation to the amounts assigned to the net assets acquired from the acquiree. According to paragraph 805-10-25-15, the measurement period is the period after the acquisition date during which the acquirer may adjust the provisional amounts recognized for a business combination. The measurement period provides the acquirer with a reasonable time period to obtain the essential information necessary to identify and measure the following as of the acquisition date: the identifiable assets acquired, liabilities assumed, and any noncontrolling interest in the acquiree; the consideration transferred for the acquire. In a business combination achieved in stages, the equity interest in the acquiree previously held by the acquirer; and

The resulting goodwill that is recognized or the gain from a bargain purchase.

In addition, assuming the acquirer makes an acquisition on December 1, 2009, it would make the following disclosures in its December 31, 2009 financial statements:In the acquisition footnote, a statement that the business combination accounting is not yet complete and the amounts assigned to assets acquired and liabilities assumed are provisional because the final appraisal report is not yet received as of the date of the issuance of the 2009 financial statements; and in the financial statements for the periods after December 31, 2009, the amounts of and explanations for the adjustments to the provisional allocation to the assets acquired and liabilities assumed.

The measurement period begins with the acquisition date and ends as soon as the acquirer receives the necessary information about the facts and circumstances that existed as of the acquisition date, but is limited to a maximum of one year from the acquisition date.

During the measurement period, if an adjustment is made to the provisional amounts that are recorded as of acquisition date, the acquirer must revise comparative prior period information for the adjustments to the provisional amounts. The provisional amounts could only be adjusted if the acquirer receives additional information about the facts and circumstances that existed at acquisition date.

In accordance with the above topic the Company revised its purchase price allocation to reflect the original valuation based on new information from the 8-K filed on April 7, 2010 and reflect the difference between the new reserve report as goodwill in a business combination.  The Company properly modified its proforma disclosure to reflect the retroactive application of that new valuation.  These revisions were incorporated into the audited financial statements for December 31, 2010 (nine (9) months after the acquisition date).  Although the literature has a requirement to state that the purchase price allocation is preliminary or provisional, at the joint SEC and AICPA oil and gas seminar, PWc presented the following slide presentation which stated the results of a survey as follows:

“3 companies disclosed that the purchase price allocation is preliminary, and 7 companies did not specify whether the purchase price allocation is preliminary or final.”

See attached exhibit B.

Sincerely,

/s/ Pamela Thompson

Pamela J. Thompson
Chief Financial Officer